Exhibit 11

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Full year
(in millions of dollars, except per share amounts)	2008	2007	2006	2005	2004
Net income	$4,689	$4,224	$3,732	$3,069	$2,673

Basic earnings for period	$4,689	$4,224	$3,732	$3,069	$2,673

Diluted earnings for period	$4,689	$4,224	$3,732	$3,069	$2,673

Basic average number of shares outstanding during the period (thousands)	937,800	963,900	980,000	991,200	992,800

Stock awards (thousands)	18,600	24,900	25,700	23,300	18,000

Diluted average number of shares outstanding during the period (thousands)	956,400	988,800	1,005,700	1,014,500	1,010,800

Basic earnings per common share	$5.00	$4.38	$3.81	$3.10	$2.69

Diluted earnings per common share	$4.90	$4.27	$3.71	$3.03	$2.64